

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2012

Via E-mail
Holli Morris
President
HapyKidz.com, Inc.
6409 E. Nisbet Road
Scottsdale, AZ 85254

> **Re: HapyKidz.com, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 23, 2012**
> **File No. 333-177500**

Dear Ms. Morris:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of this Offering, page 7

1. We note your disclosure that if the maximum amount of funds is raised in the offering you intend to repay your initial investors for "all expenses incurred relating to this Offering." However, your Use of Proceeds table on page 17 does not appear to contemplate payments to your initial investors, even if all of the shares in your offering are purchased. Please revise or advise. Please clarify whether your proceeds may be used to pay all or a portion of the $241,000 note payable to Ms. Morris, referenced on page 34.

Liquidity and Capital Resources, page 34

2. We note your references to $241,000 of "note payable owed to President and Director of the Company" of which $21,000 accrues interest at 10% per annum and $74,000 is non-interest bearing.

- Please disclose the terms for the remaining $146,000 owed to Ms. Morris.
- We note that you have filed notes issued to Ms. Morris in the principal amount of $21,000 as exhibits to your registration statement. Please revise your disclosure to clarify whether there is any written documentation pertaining to the additional $146,000 owed to Ms. Morris. If necessary, file any such agreements as exhibits to your registration statement.
- Tell us why your financial statements only reflect notes to related parties in the amount of $24,000.

3. We note your reference to a $1,114,000 note payable to Ms. Morris as of August 31, 2011. Please revise your disclosure to correct this apparent typographical error. Your revised disclosure should also address any changes in the amounts owed to Ms. Morris between August 31, 2011 and November 30, 2011.

Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Angela M. Fontanini, Esq.